ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

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NEWS RELEASE

Electra Meccanica Announces Corporate Letters Of Intent and Order Book Amounts

VANCOUVER, September 18, 2017 /CNW/ - ElectraMeccanica Vehicles Corp. (OTCQB: ECCTF) ("Electra Meccanica" or the "Company") is pleased to announce the volume and value of the Company's order book and letters of intent as of September 14th, 2017. In total, Electra Meccanica has received 9 letters of intent from companies around the world (corporate orders) - one from Asia, two from Europe and six from North America.

The combined corporate and retail orders amount to 19,845 SOLO electric vehicles and 24,202 Tofino electric vehicle models, totalling $1.604 billion (CDN) in anticipated purchase price value.*

Although the Company has started very limited production at its Vancouver, British Columbia, facility, it is presently expected that larger scale production of the SOLO will begin by the end of the first half of 2018. It is also presently expected that large scale production of the Tofino and deliveries will begin in 2019.**

"After many years of research and development perfecting our first in a long line of next generation electric vehicles, we believe that we are delivering the affordable solution to the masses and that our company will be a global leader in this indisputable growing market," Jerry Kroll, CEO further stated. "We are confident that these orders demonstrate the market's interest in our electric vehicle products."

As of September 14th, the Company has received retail orders for 579 SOLOs and 102 retail Tofinos with the balance order volume of each product being corporate orders.* All retail orders of the SOLO require a $250 refundable deposit, while the Tofino orders require a $1,000 refundable deposit. Corporate orders require a Letter of Intent and all orders are non-binding.

About ElectraMeccanica Vehicles Corp.

Electra Meccanica designs and builds the innovative, all-electric SOLO and the Tofino all-electric sport coupe.  Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

More information can be found at EMVauto.com.
Investor Relations Information:

Sam Woolf
Investor Relations Coordinator Tel. 604-715-7607
Email sam@electrameccanica.com

Jeff Walker
The Howard Group Inc. Tel. 403-221-0915
Email jeff@howardgroupinc.com

Safe Harbor Statements

* The customer may at any time, for any reason, cancel their order and have their deposit returned. Electra Meccanica does not consider any order as being secured until the vehicle has been delivered and full receipt of the remaining balance of the vehicle purchase price has been received.

** The order value figures assume that the Company will have the manufacturing capability of producing the required number of SOLOs and Tofinos to satisfy such order numbers which, if Electra Meccanica is not able to guarantee, such future manufacturing capability and actual results may differ materially from those anticipated. It is also presently expected that any large scale production of either the SOLO or the Tofino will be the result of a long-term joint venture or similar relationship which the Company continues to work on formally establishing.

Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "anticipates", "estimates", "projects", "expects", "contemplates", "intends", "believes", "plans", "may", "will", or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.